UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058

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SEC FILE NUMBER

CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☒ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2017

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

NEXEON MEDSYSTEMS INC

Full Name of Registrant

Former Name if Applicable

1910 Pacific Avenue, Suite 20000

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

NEXEON MEDSYSTEMS INC (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2017 within the prescribed period. The compilation, dissemination and review of the financial information required to be presented in the Form 10-Q has imposed time constraints on the Company’s management that have rendered timely filing of the Form 10-Q impractical without undue hardship and expense to the Company. At this time, the Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher R. Miller	(844)	919-9990
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The Company expects to report in the Interim Report the following operating results for the fiscal year ended September 30, 2017:

On September 1, 2017 (the “Acquisition Date”), Nexeon MedSystems Inc, a Nevada corporation, (the “Company”), through its wholly-owned subsidiary Nexeon Medsystems Europe, SARL, a Luxembourg private limited liability company ( “Nexeon Europe”), completed the acquisition of Nexeon Medsystems Belgium SPRL, a company incorporated under the laws of Belgium, (“NMB”) pursuant to the Acquisition Agreement entered into on January 10, 2017, between Rosellini Scientific, LLC, a Texas limited liability company controlled by our Chief Executive Officer, William Rosellini, (“RS”) and Nexeon Europe (the “Acquisition”). RS was the sole shareholder of NMB owning 107,154 shares (the “Shares”). As a related party transaction, the acquisition will be reported as a business combination and the results of NMB for the three and nine months periods ending September 30, 2017 and 2016 will be reported on a consolidated basis in the Company’s financial statements.

Included in the acquisition of NMB, are its wholly-owned subsidiaries, Medi-Line, S.A (“Medi-Line”) and its holding company INGEST, SPRL (“INGEST”). Medi-Line provides the medical device manufacturing expertise and experience needed to scale our business. Medi-Line is a leading global source of innovative medical device solutions with existing customers that include Fortune 50 companies, neurostimulator companies, and the Company. The acquisition of Medi-Line and INGEST was accounted for using the acquisition method and, accordingly, the results of operations of INGEST and Medi-Line will be reported in the Company's financial statements beginning on August 30, 2017, the date of acquisition.

For the three months ended September 30, 2017 and 2016, the Company expects to report revenues of approximately $1,039,679 and $185,250 respectively and total operating expenses of approximately $1,805,104 and $756,538 respectively. The results from operations is expected to be a loss of $765,425 and a loss of $571,288 respectively. Operating expenses Include cost of goods sold of approximately $709,373 and $35,926 respectively, depreciation and amortization of approximately $326,792 and $175,179 respectively, a credit to research and development costs of approximately $(156,110) and expense of $295,686 respectively and general and administrative expenses of approximately $925,049 and $249,747 respectively. The Company expects to have other income net of other expense totaling $522,547 and other expense net of other income of $2,838 respectively. For the three months ended September 30, 2017 and 2016, the Company expects a net loss of $242,878 and $574,126 respectively.

For the nine months ended September 30, 2017 and 2016, the Company expects to report revenues of approximately $1,147,288 and $1,494,225 respectively and total operating expenses of approximately $5,717,505 and $1,121,596 respectively. The results from operations is expected to be a loss of $4,570,217 and income of $372,629 respectively. Operating expenses Include cost of goods sold of approximately $737,664 and $39,405 respectively, depreciation and amortization of approximately $924,789 and $446,303 respectively, research and development costs of approximately $1,963,467 and $214,524 respectively and general and administrative expenses of approximately $2,091,585 and $421,364 respectively. The Company expects to have other income net of other expense of $412,671 and other expense net of other income of $7,961 respectively. For the nine months ended September 30, 2017 and 2016, the Company expects a net loss of $4,157,546 and net income of $364,668 respectively.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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NEXEON MEDSYSTEMS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2017	By:	/s/
Christopher R. Miller (Chief Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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